Ferris, Baker Watts, Inc.
Mid-Atlantic Bank Conference
July 27, 2006

Staying The Course

CommunityBanks
Local People…Local Decisions®

CommunityBanks

Disclaimer

This presentation contains "forward looking" information, as defined by the Private Securities Litigation Reform Act of 1995, that is based on Community's current expectations, estimates and projections about future events and financial trends affecting the financial condition of its business. These statements are not historical facts or guarantees of future performance, events, or results. Such statements involve potential risks and uncertainties and, accordingly, actual performance results may differ materially. Community undertakes no obligation to publicly update or revise forward looking information, whether as a result of new, updated information, future events, or otherwise.

Performance Goals

Guideposts Under Purchase Accounting

- Minimum Return on ***Tangible*** Equity of 17% *
- Annual EPS Growth of 10%
- Annual Asset Growth of 10%
- Non-Interest Income to 30%
- Efficiency Ratio to ***55%***

** A non-GAAP measure*

Goodwill and Other Intangibles

- "Purchase Accounting" now mandatory
  - Gives rise to higher intangible levels and higher book equity - a fact of life
  - Complicates comparability of quarterly results in subsequent year

- Intangibles
  - Now at $259 million, including $255 million from Blue Ball transaction
  - Excluded from regulatory capital position, which remains "well capitalized"

Blue Ball:

Purchase Accounting Complexities

- 2005: Pre-Merger Results (Q1,Q2) - Excludes Blue Ball operations
- 2005: Post-Merger Results (Q3, Q4) - Reflects combined operations
- 2005: Full Year Results are a hybrid
- Historical Results (pre-7/1/05) are not restated

CommunityBanks

Post Merger CMTY

(in thousands, except EPS)

	2005	
	Q3	Q4
Net Interest Income	$ 26,397	$ 26,649
Provision for Loan Losses	(400)	(600)
Non-Interest Income	7,866	7,763
Non-Interest Expenses	(20,836)	(20,180)
Special Charges	(248)	---
Income Taxes	(2,447)	(2,671)
Net Income	$ 10,332	$ 10,961
EPS	$ 0.42	$ 0.45

CommunityBanks

Post Merger CMTY

(in thousands, except EPS)

	2006	
	Q1	Q2
Net Interest Income	$ 26,864	$ 27,007
Provision for Loan Losses	(500)	(650)
Non-Interest Income	8,384	8,543
Non-Interest Expenses	(20,533)	(20,698)
Income Taxes	(3,646)	(3,698)
Net Income	$ 10,569	$ 10,504
EPS	$ 0.44	$ 0.44

Four Components of Performance

- Net Interest Income
- Provision for Loan Losses
- Non-Interest Income
- Non-Interest Expenses

Net Interest Income

	Q2 2006	Q1 2006	Q4 2005
Asset Yield	6.93%	6.74%	6.53%
Cost of Funds	3.46%	3.24%	3.00%
Net Interest Spread	3.47%	3.50%	3.53%
Net Interest Margin	3.94%	3.98%	3.96%
Change in NIM	-4 bp	+2 bp	+7 bp
Earning Assets (millions)	$ 2,922	$ 2,961	$ 2,870

CommunityBanks

Loans

in millions



$3,000
$2,500
$2,000
$1,500
$1,000
$500
2006 Annualized Growth:
11%
(from Q1 ’06)
$857
$905
$1,079
$1,216
$2,237
$2,284
$2,345
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
3/31/2006
6/30/2006

CommunityBanks

Deposits

in millions



2006 Annualized Growth:
6%
(from Q1 '06)
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$1,003
$1,133
$1,231
$1,306
$2,294
$2,374
$2,407
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
3/31/2006
6/30/2006

CommunityBanks

Charge-Off History

Net Charge-Offs to Average Loans


0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
2000
2001
2002
2003
2004
2005
Q2 '06
CMTY
Blue Ball

CommunityBanks

Non-Interest Revenues

(excluding security gains)



$40
millions
$30
$20
$10
$0
$7.7
$10.4
$12.9
$18.5
$20.7
$26.2
$16.6
2000
2001
2002
2003
2004
2005
6 mo '06

2006 Annualized
$33.5 million

CommunityBanks

Improved Efficiency from Merger


65%
60%
55%
50%
56.90%
56.96%
56.92%
60.59%
60.42%
57.51%
56.18%
Q1 2005 – 58.97%
Q2 2005 – 58.42%
Q3 2005 – 57.86%
Q4 2005 – 55.56%
Q1 2006 – 55.96%
2000
2001
2002
2003
2004
2005
Q2 2006

(The efficiency ratio does not include merger, conversion and restructuring expenses.)

CommunityBanks

Performance Goals
Guideposts Under Purchase Accounting

	Annualized Q2 2006
Minimum Return on ***Tangible*** Equity of 17% *	**20.6%**
Annual EPS Growth of 10%	**---%**
Annual Asset Growth of 10%	**(4.2)%**
Non-Interest Income to 30%	**22.8%**
Efficiency Ratio to ***55%***	**56.2%**

** A non-GAAP measure*

CommunityBanks

Profitability Performance

(dollars in thousands)	2nd Qtr 2006	1st Qtr 2006
Net Income	$ 10,504	$ 10,569
Diluted Earnings Per Share	$ .44	$ .44
Return on Average Equity	8.95%	8.96%
Return on Average Tangible Equity*	20.59%	20.12%

Comparing 2nd Qtr 2006 to 2005	2nd Qtr 2005	Change
Net Income (Loss)	$ (1,139)	n/a
Diluted Earnings (Loss) Per Share	$ (0.09)	n/a
Return on Average Equity	(2.97)%	n/a
Return on Average Tangible Equity*	10.96%	88 %

**A non-GAAP measure.*

CommunityBanks

Quarterly Dividend


$.20/share
Q2 2006
$.10/share
Q1 2000
Annualized
$0.80
$0.70
$0.60
$0.50
$0.40
Q1 '00
Q3 '00
Q1 '01
Q3 '01
Q1 '02
Q3 '02
Q1 '03
Q3 '03
Q1 '04
Q3 '04
Q1 '05
Q3 '05
Q1 '06

CommunityBanks

Share Repurchase

- ***500,000 Share Repurchase Program*** Announced in August, 2005 and Completed by October, 2005
- ***Additional 787,500 Program*** - Announced in October, 2005 (Substantially Complete at July 27, 2006)
- ***Completion*** Will Result in the Equivalent Repurchase of Over 10% of the Incremental Shares Issued in the Merger.
- ***Internal Capital Generation*** Would Continue to Support Incremental Share Repurchase.

CommunityBanks

Strategic Vision

- Our Mission
  - Financial services ***provider of choice***
  - ***Employer of choice*** in the communities where we operate
  - Acquisition ***partner of choice*** for banks and financial services providers in markets we desire
- Industry Consolidation
  - Nearly 80 Financial Institutions with Under $1 Billion in Assets Within 20 Miles of CMTY Branches
- DeNovo Branching
  - Opportunities to fill holes in our markets

Local People…Local Decisions®

CommunityBanks

2005/2006 Branch Expansion

- 2005
  - February—Willow Street (Lancaster County)
  - March — Spring Grove (York)
  - July — Lemoyne (Cumberland/Dauphin)
  - September — Carlisle (Cumberland)
  - November — Museum Road (Berks)
- 2006
  - Late Spring—Hershey (Dauphin) — OPEN
  - Delco Plaza (York)
  - Mount Joy (Lancaster)
- Ongoing Plan: 5 – 7 new locations each year
- 73 Locations Throughout Central Pennsylvania and Into Maryland